Exhibit (a)(5)(A)

THE HACKETT GROUP, INC. COMMENCES $40 MILLION

DUTCH AUCTION TENDER OFFER

MIAMI, FL – November 5, 2025 – The Hackett Group, Inc. (NASDAQ: HCKT) (“Hackett” or the “Company”), a leading generative artificial intelligence (“Gen AI”) consultancy and executive advisory firm, today announced that it has commenced a modified “Dutch auction” tender offer to purchase up to $40 million in value of its common stock at a price not greater than $21.00 nor less than $18.30 per share. The tender offer begins today, November 5, 2025, and will expire at 12:00 midnight, New York City time, at the end of the day on December 4, 2025, unless extended or terminated by the Company.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price within the specified range they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering stockholders, Hackett will determine the lowest price per share within the specified range that will enable it to purchase $40 million in value of common stock at such price, subject to the terms of the tender offer. All shares purchased in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer. If the tender offer is fully subscribed, then $40 million in value of common stock will be purchased, representing between 7.02% to 8.06% of Hackett’s outstanding shares of common stock as of November 3, 2025, depending on the purchase price payable in the tender offer. In addition, in accordance with the rules of the Securities and Exchange Commission (“SEC”), Hackett may increase the number of shares accepted for payment in the offer by no more than 2% of the outstanding shares of common stock without amending or extending the offer. On November 4, 2025, the last full trading day prior to the commencement of the offer, the reported closing price of Hackett’s common stock on the Nasdaq Stock Market was $17.66 per share. The Final Purchase Price determined in the tender offer may be lower than the reported closing price on the Expiration Date. The tender offer will expire at 12:00 midnight, New York City time, at the end of the day on December 4, 2025, unless extended or terminated by Hackett.

The tender offer is being made pursuant to the Company’s share repurchase authorization, which has been increased by $40 million. The Company intends to pay for the share repurchase with a combination of cash on hand and cash borrowed under the Company’s $100 million credit facility. The tender offer is not conditioned upon the receipt of any financing or any minimum number of shares being tendered. The tender offer is, however, subject to a number of other terms and conditions described in the offer to purchase, the related letter of transmittal and other tender offer materials, which will be sent to stockholders promptly after commencement of the tender offer.

Hackett’s board of directors has authorized the tender offer, but none of Hackett, the members of its board of directors, the dealer manager, the information agent or the depositary makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares of common stock or as to the price or prices at which stockholders may choose to tender their shares. Hackett has also not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In doing so, stockholders should consult their own financial and tax advisors and read carefully and evaluate the information in, or incorporated by reference in, the offer to purchase and in the letter of transmittal, including the reasons for the tender offer. All of our directors and executive officers have indicated that they do not currently intend to participate in the tender offer. The equity ownership of our non-tendering directors, executive officers and affiliates will increase as a percentage of our issued and outstanding shares following the consummation of the tender offer.

The dealer manager for the tender offer is BofA Securities, Inc. Georgeson LLC is serving as information agent for the tender offer, and Computershare Trust Company, N.A. is serving as the depositary for the tender offer.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any security. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials, as they may be amended or supplemented from time to time. Each of these documents is being filed with the SEC, and stockholders may obtain a free copy of these documents from the SEC’s website at www.sec.gov or by calling Georgeson LLC, the information agent for the tender offer, at (866) 989-5463 (toll free). Stockholders are urged to read carefully the offer to purchase, the related letter of transmittal and other tender offer materials because they contain important information, including the terms and conditions of the tender offer, that stockholders should consider before making any decision with respect to the offer. Questions regarding the tender offer may be directed to BofA Securities, Inc. at (888) 803-9655 or to Georgeson LLC at (866) 989-5463 (toll free).

About The Hackett Group, Inc.

The Hackett Group, Inc. (NASDAQ: HCKT) is a Gen AI strategic consulting and executive advisory firm that enables Digital World Class® performance. Using AI XPLR™ and ZBrain™ – our ideation through implementation platforms – our experienced professionals help organizations realize the power of Gen AI and achieve quantifiable, breakthrough results, allowing us to be key architects of their Gen AI journey.

Our expertise is grounded in unparalleled best practices insights from benchmarking the world’s leading businesses – including 97% of the Dow Jones Industrials, 90% of the Fortune 100, 70% of the DAX 40 and 51% of the FTSE 100.

Trademarks

The Hackett Group®, quadrant logo, and Digital World Class® are the registered marks of The Hackett Group®.

Investor Contact

Robert A. Ramirez

Chief Financial Officer

(305) 375-8005

rramirez@thehackettgroup.com

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the expiration and closing of the tender offer, the amount and the pricing of the tender offer, sources and availability of funding for the tender offer, and other terms and conditions of the tender offer, that involve known and unknown risks, uncertainties and other factors that may cause actual results and other events to be materially different from those in the forward-looking statements. Factors that could impact such forward-looking statements include, among others, the impact of stock price volatility on the tender offer, the risk that the tender offer will not be completed on the terms described in this press release (including the price range and number of shares of Hackett common stock that Hackett may purchase pursuant to the tender offer) or at all, developments or changes in general economic or market conditions, developments or changes in the securities markets, developments or changes in our business, financial condition or cash flows, as well as other risks detailed in our Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.